UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: November 2023

Commission File Number: 001-40509

BROOKFIELD REINSURANCE LTD.

(Name of Registrant)

Ideation House, First Floor

90 Pitts Bay Road, Pembroke, HM08, Bermuda

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit	Description of Exhibit

99.1	Third Amended and Restated Certificate of Designation of Class A Junior Preferred Shares, Series 1

99.2	Second Amended and Restated Certificate of Designation of Class A Junior Preferred Shares, Series 2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD REINSURANCE LTD.

Date: November 16, 2023	By:	/s/ Thomas Corbett
Name: Thomas Corbett
Title: Chief Financial Officer